SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

Amendment No. 3
SCHEDULE 13G

AIRTRAN Holdings, Inc.
(Name of Issuer)

Common Stock, $.001 Par Value Per Share
(Title of Class of Securities)

00949P108
(CUSIP Number of Class of Securities)

December 31, 2009
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	RULE 13d-1(b)
☒	RULE 13d-1(c)
☐	RULE 13d-1(d)

1	Name of Reporting PersonI.R.S. Identification No. of Above Person

ComVest Investment Partners III, L.P.
2	Check the Appropriate Box if Member of a Group (See Instructions)
(a) ☐
(b) ☒
3	SEC Use Only

4	Citizenship or Place of Organization:

Delaware

5	Sole Voting Power:

0
Number of	6	Shared Voting Power:
Shares
Beneficially	2,662,260 Shares
Owned by	7	Sole Dispositive Power:
Each Reporting
Person With	0
8	Shared Dispositive Power:

2,662,260 Shares
9	Aggregate Amount Beneficially Owned by Each Reporting Person:

2,662,260 Shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

☐
11	Percent of Class Represented by Amount in Row (9):

2.0% of Common Stock
12	Type of Reporting Person (See Instructions)

OO

1	Name of Reporting PersonI.R.S. Identification No. of Above Person

ComVest III Partners, LLC
2	Check the Appropriate Box if Member of a Group (See Instructions)
(a) ☐
(b) ☒
3	SEC Use Only

4	Citizenship or Place of Organization:

Delaware

5	Sole Voting Power:

0
Number of	6	Shared Voting Power:
Shares
Beneficially	2,662,260 Shares
Owned by	7	Sole Dispositive Power:
Each Reporting
Person With	0
8	Shared Dispositive Power:

2,662,260 Shares
9	Aggregate Amount Beneficially Owned by Each Reporting Person:

2,662,260 Shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

☐
11	Percent of Class Represented by Amount in Row (9):

2.0% of Common Stock
12	Type of Reporting Person (See Instructions)

OO

(1) ComVest III Partners, LLC may be deemed to hold an indirect beneficial interest in these shares, which are directly beneficially owned by ComVest Investment Partners III, L.P. because ComVest III Partners, LLC is the managing member of ComVest Investment Partners III, L.P.

1	Name of Reporting PersonI.R.S. Identification No. of Above Person

Robert L. Priddy
2	Check the Appropriate Box if Member of a Group (See Instructions)
(a) ☐
(b) ☒
3	SEC Use Only

4	Citizenship or Place of Organization:

Delaware

5	Sole Voting Power:

1,396,840 Shares
Number of	6	Shared Voting Power:
Shares
Beneficially	2,662,260 Shares (1)
Owned by	7	Sole Dispositive Power:
Each Reporting
Person With	1,396,840 Shares
8	Shared Dispositive Power:

2,662,260 Shares (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person:

4,059,100 Shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

☐
11	Percent of Class Represented by Amount in Row (9):

3.0% of Common Stock
12	Type of Reporting Person (See Instructions)

IN

(1) Mr. Priddy may be deemed to hold an indirect beneficial interest in these shares, which are directly beneficially owned by ComVest Investment Partners III, L.P. because he is the co-managing member of ComVest III Partners, LLC, the general partner of ComVest Investment Partners III, L.P.  The filing of this Schedule 13D and any future amendment by Mr. Priddy, and the inclusion of information herein and therein with respect to Mr. Priddy, shall not be considered an admission that he, for the purpose of Section 16(b) of the Exchange Act, is the beneficial owner of any shares in which he does not have a pecuniary interest.

1	Name of Reporting PersonI.R.S. Identification No. of Above Person

Michael S. Falk
2	Check the Appropriate Box if Member of a Group (See Instructions)
(a) ☐
(b) ☒
3	SEC Use Only

4	Citizenship or Place of Organization:

Delaware

5	Sole Voting Power:

0
Number of	6	Shared Voting Power:
Shares
Beneficially	2,662,260 Shares (1)
Owned by	7	Sole Dispositive Power:
Each Reporting
Person With	0
8	Shared Dispositive Power:

2,662,260 Shares (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person:

2,662,260 Shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

☐
11	Percent of Class Represented by Amount in Row (9):

2.0% of Common Stock
12	Type of Reporting Person (See Instructions)

IN

(1) Mr. Falk may be deemed to hold an indirect beneficial interest in these shares, which are directly beneficially owned by ComVest Investment Partners III, L.P. because he is the co-managing member of ComVest III Partners, LLC, the general partner of ComVest Investment Partners III, L.P.  The filing of this Schedule 13D and any future amendment by Mr. Falk, and the inclusion of information herein and therein with respect to Mr. Falk, shall not be considered an admission that he, for the purpose of Section 16(b) of the Exchange Act, is the beneficial owner of any shares in which he does not have a pecuniary interest.

ITEM 1(a).	Name of Issuer:

AIRTRAN Holdings, Inc.

ITEM 1(b).	Address of Issuer's Principal Executive Offices:

9955 Airtran Blvd., Orlando, Florida 32827

ITEM 2(a).	Names of Persons Filing:

ComVest Investment Partners III, L.P. ("ComVest")
ComVest III Partners, LLC ("LLC")
Robert L. Priddy
Michael S. Falk

ITEM 2(b).	Address of Principal Business Office or, if None, Residence:

One North Clematis Street, Suite 300, West Palm Beach, Florida 33401

ITEM 2(c).	Citizenship:

Each of ComVest and LLC are Delaware entities.

Each of Robert L. Priddy and Michael S. Falk are U.S. citizens.

ITEM 2(d).	Title of Class of Securities:

Common Stock, $.001 Par Value Per Share

ITEM 2(e).	CUSIP Number: 00949P108

ITEM 3.	If this Statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is:

This Statement is being filed pursuant to Rule 13d-1(c).

ITEM 4.	Ownership:

(a) Amount beneficially owned by all reporting persons: 4,059,100 Shares
(b) Percent of class: 3.0% of Common Stock
(c) Number of shares as to which the reporting persons have:

(i)	sole power to vote or to direct the vote: ComVest: 0 Shares LLC: 0 Shares Robert L. Priddy: 1,396,840 Shares Michael S. Falk: 0 Shares
(ii)	shared power to vote or to direct the vote: ComVest: 2,662,260 Shares LLC: 2,662,260 SharesRobert L. Priddy: 2,662,260 Shares Michael S. Falk: 2,662,260 Shares
(iii)	sole power to dispose or to direct the disposition: ComVest: 0 Shares LLC: 0 Shares Robert L. Priddy: 1,396,840 Shares Michael S. Falk: 0 Shares
(iv)	shared power to dispose or to direct the disposition: ComVest: 2,662,260 Shares LLC: 2,662,260 Shares Robert L. Priddy: 2,662,260 Shares Michael S. Falk: 2,662,260 Shares

ITEM 5.	Ownership of five percent or less of a class.

If this statement is being filed to reflect the fact that as of the date hereof the reporting person has ceased to be the owner of more than five percent of the class of securities, check the following: ☒

ITEM 6.	Ownership of more than five percent on behalf of another person.

Not applicable.

ITEM 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company.

Not applicable.

ITEM 8.	Identification and classification of members of the group.

The reporting persons are a group for purposes of filing this Schedule 13G. See Exhibit 1 attached hereto.

ITEM 9.	Notice of dissolution of group.

Not applicable.

ITEM 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection or as a participant in any transaction having that purpose or effect.

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 9, 2010

ComVest Investment Partners III, L.P.

By:	ComVest III Partners, LLC,
its general partner

By:	/s/ Cecilio M. Rodriguez
Cecilio M. Rodriguez, CFO

ComVest III Partners, LLC

By:	/s/ Cecilio M. Rodriguez
Cecilio M. Rodriguez, CFO

By:	/s/ Michael S. Falk
Michael S. Falk, individually

By:	/s/ Robert L. Priddy
Robert L. Priddy, individually